Exhibit 99.1

Orion Appoints Lorin Crenshaw as New CFO

HOUSTON, TEXAS, October 14, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company“ or “Orion”), a worldwide supplier of specialty and high-performance Carbon Black, today announced the appointment of Mr. Lorin Crenshaw as Chief Financial Officer of the Orion group, effective November 4, 2019. Crenshaw will report to Orion CEO Corning Painter and will serve on the company’s executive leadership team.

“After an exhaustive search, I am excited to announce that Lorin Crenshaw is joining Orion. He complements our strong performance-oriented culture, and his impressive reputation for execution and achieving results makes him the right choice to lead our financial organization,” said Mr. Painter. “He’s joining us at an ideal time, and I’m confident he is the right leader to help us navigate today’s dynamic markets and achieve superior shareholder returns.”

“It is a privilege to partner with Corning, Orion’s Leadership Team and its more than 1,400 employees worldwide to deliver on the enormous promise of this great company, building on its legacy and strong track record of product innovation, cash generation and resilient margins,” said Mr. Crenshaw. “Orion is uniquely positioned as the leading producer of highly customized carbon black across a wide range of production technologies. I look forward to partnering with the team to execute on its strategy to grow and deliver improved returns on capital over time.”

Crenshaw brings 20+ years of diversified financial experience in positions of increasing responsibility to Orion. Most recently, he held the position of Vice President and CFO for Albemarle Corporation’s Global Lithium business unit. He holds an MBA from Columbia University and a BS in Business Administration from Florida A&M University.

Lorin Crenshaw will succeed Charles Herlinger as CFO who previously announced his intention to retire at the end of 2019. “Under Charles’ leadership, we became an independent company, deleveraged, went public, and transitioned to US dollars and US GAAP,” said Mr. Painter. “We appreciate Charles’ years of service to Orion and are grateful for his dedication in working with Lorin over the next few months to ensure a seamless transition.”

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion group produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information please visit the Orion website www.orioncarbons.com.

Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com